SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2006	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Name: Tor F. Johansen
Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated November 10, 2006	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

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Exhibit 1
PRESS RELEASE
November 10, 2006
BODIL P. HOLLINGSÆTER APPOINTED NEW HEAD OF EKSPORTFINANS’ AUDIT COMMITTEE
Bodil P. Hollingsæter from Molde, Norway has taken over as Head of the Audit Committee at Eksportfinans. She is also a member of the Board of Directors of both Eksportfinans ASA and its subsidiary Kommunekreditt Norge AS.
General Manager Bodil P. Hollingsæter at Sparebanken Møre, who has been a member of Eksportfinans’ Audit Committee since 2004, has a business degree from The Norwegian School of Business and Economics (NHH) in Bergen in 1983, and was authorized as a financial analyst in 1990. Bodil P. Hollingsæter who has worked with Sparebanken Møre for the last 12 months, has previous working experience from Romsdals Fellesbank, Møre and Romsdal County Municipality, Christiania Fonds, Uni Storebrand and Myrens Verksted.
Bodil P. Hollingsæter takes over from Cato A. Holmsen as the Head of the Audit Committee. He continues as an ordinary member of the Committee. In addition to the two mentioned members, CFO Live Haukvik Aker at Tandberg Data is a member of Eksportfinans’ Audit Committee.

Contact persons:
Bodil P. Hollingsæter, +47 90 84 63 88
President and CEO Tor F. Johansen, +47 22 01 22 30, tfj@eksportfinans.no
Head of Information Elise Lindbæk, +47 90 51 82 50, el@eksportfinans.no
More information about Eksportfinans is available on www.eksportfinans.no

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